

November 15, 2010

Mr. S. Lowth
Chief Financial Officer
AstraZeneca, Plc.
15 Stanhope Gate
London W1K 1LN, England

> **Re: AstraZeneca, Plc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **File No. 001-11960**

Dear Mr. Lowth:

We have reviewed your October 27, 2010 response to our September 28, 2010 comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Research and Development Strategy, page 22

1. You have provided proposed disclosure in response to comment one for two externalization arrangements that you have determined to be significant. Please revise that disclosure to: specify your criteria for deeming an arrangement to be significant, disclose the amounts in aggregate for non-significant arrangements, clarify how many of the 60 major externalization deals were M&A transactions and how many were collaborations and, relating to the BMS arrangement, in addition to the disclosed total payments made, disclose the amount paid in each of the three years presented.

Development Pipeline, page 196

2. On page 55 you indicate 11 projects in Phase III, 34 projects in Phase II, 44 projects in Phase I and 43 projects in pre-clinical (132 projects total). Please tell us if you consider

       any of these projects to be significant. Starting on page 196 you provide information on each project. You state in response to comment one that you do not consider it relevant or appropriate to provide further breakdowns by Therapy Area but do not explain the basis for that statement. Please tell us why you do not believe investors would find historical research and development expense by Therapy Area useful information. Provide us a breakdown of research and development expense for 2009 by Therapy Area and by Phase III/II/I/pre-clinical showing any individually significant projects separately.

You may contact Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614 if you have any questions on comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

                         Sincerely,

                         Jim B. Rosenberg
                         Senior Assistant Chief Accountant